

April 16, 2010

Mr. David W. Keaveney
President and Chief Executive Officer
Meiguo Ventures I, Inc.
28248 North Tatum Blvd., Suite B-1-434
Cave Creek, AZ 85331

>   **Re: Meiguo Ventures I, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 26, 2010**
>   **File No. 333-165726**

Dear Mr. Keaveney:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes

where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   We note that you are registering 75.8% of your outstanding common stock and that the selling shareholders obtained their shares in the last few months. Given the size of the offering and the short period of time the selling shareholders have held the stock, tell us why you believe that this is a secondary offering rather than a primary offering. Please see Securities Act Rules Compliance and Disclosure Interpretation 612.09.[1]

3.   We note your statement on the cover page that "The selling shareholders and any broker/dealer executing sell orders on behalf of the selling shareholders may be deemed to be 'underwriters' within the meaning of the Securities Act of 1933, as amended [emphasis added]." If this is a primary offering, revise this disclosure to state that they are underwriters.

4.   If this is a primary offering, tell us which provisions of Securities Act Rule 415 you are relying upon with respect to making this offering on a delayed or continuous basis.

5.   We note your statement on page 39 that "We have only two members on our board of directors … [emphasis added]." However, elsewhere in the filing, you indicate that Mr. Keaveney is the only member of the board. Please revise to clarify.

Involvement in Certain Legal Proceedings, page 37

6.   Please update your disclosure to reflect the new requirement in the amended Item 401(f) of Regulation S-K to provide disclosure with regard to involvement in certain legal proceedings during the past ten years.

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[1] Available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Notes to Financial Statements, page F-6

7.   We note you include reference to the legacy GAAP standards in your disclosure. Upon your adoption of ASC 105 "Generally Accepted Accounting Principles," which shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009, you should no longer refer to legacy GAAP standards. Please revise your disclosure to comply with the requirements of ASC 105.

Undertakings, Page II-5

8.   If this is a primary offering, please add the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David E. Wise, Esq. (via facsimile – (210) 570-1775)